Filed by BlackRock California Insured Municipal Income Trust
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company:  BlackRock California Municipal Income Trust
Commission File No. 811-10331

Contact:
1-800-882-0052

BlackRock Announces Additional Details Related to Proposed Reorganizations of Certain BlackRock California Tax-Exempt Closed-End Funds

New York, November 30, 2009 – BlackRock Advisors, LLC announced that, at a special meeting held today, shareholders of BlackRock California Municipal Income Trust II (NYSE Amex:BCL), BlackRock California Insured Municipal Income Trust (NYSE:BCK), BlackRock California Municipal Bond Trust (NYSE:BZA) and BlackRock California Municipal Income Trust (NYSE:BFZ) have approved the reorganizations of each of BCL, BCK and BZA into BFZ.

It is currently expected that the reorganizations will be concluded on or about January 29, 2010, subject to all regulatory requirements and customary closing conditions being satisfied.  Each reorganization will occur based on the relative net asset values of BCL, BCK, BZA and BFZ.

BlackRock Advisors, LLC also announced that the special meeting of shareholders of BlackRock California Investment Quality Municipal Trust Inc. (NYSE Amex:RAA) was held today and has been adjourned upon shareholder motion until December 28, 2009.

The special meeting was adjourned to allow additional time to further solicit votes in connection with the proposed reorganization of RAA into BFZ, with BFZ being the surviving fund, as outlined in the Notice of Joint Special Meeting of Shareholders previously mailed to shareholders.  Shareholders of BFZ approved the issuance of new shares in connection with the reorganization of RAA into BFZ at the special meeting held today.  The reconvened special meeting of shareholders of RAA will be held at 800 Scudders Mill Road, Plainsboro, New Jersey at 4:00 p.m. on December 28, 2009.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including BFZ, the surviving fund in the reorganizations. Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully and consider in its entirety the Joint Proxy Statement/Prospectus relating to the reorganizations which contains important information regarding the investment objectives and policies, risks, charges, expenses and other important information about BFZ.

About BlackRock

BlackRock is one of the world’s largest publicly traded investment management firms.  At September 30, 2009, BlackRock’s assets under management was $1.435 trillion.  The firm manages assets on behalf of institutions and individuals worldwide through a variety of equity and balanced, fixed income, cash management, alternative investment and advisory products.  In addition, a growing number of institutional investors use BlackRock Solutions investment system, risk management and financial advisory services.  Headquartered in New York City, as of September 30, 2009, the firm has approximately 5,000 full-time employees in 21 countries and a major presence in key global markets, including the United States, Europe, Asia, Australia and the Middle East. For additional information, please visit the firm’s website at www.blackrock.com.

Forward-Looking Statements

This press release, and other statements that BlackRock or BCL, BCK, BZA, RAA or BFZ (the “Funds”) may make, may contain certain forward-looking statements within the meaning of the Private

 Securities Litigation Reform Act, with respect to the future financial or business performance, strategies or expectations of BlackRock or the Funds.  Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and neither BlackRock nor any of the Funds assumes a duty to or undertakes to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to each Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes in political, economic or industry conditions, the interest rate environment or financial and capital markets, which could result in changes in the Fund’s net asset value; (2) the performance of the Fund’s investments; (3) the impact of increased competition; (4) the extent and timing of any Fund distributions or share repurchases; (5) the impact of legislative and regulatory actions and reforms and regulatory, supervisory or enforcement actions of government agencies relating to the Funds or BlackRock, as applicable; and (6) BlackRock’s ability to attract and retain highly talented professionals.

The Annual and Semi-Annual Reports and other regulatory filings of the BlackRock Closed-End Funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC's web site at www.sec.gov and on BlackRock’s web site at www.blackrock.com, and may discuss these or other factors that affect the BlackRock Closed-End Funds. The information contained on our web site is not a part of this press release.

The Joint Proxy Statement/Prospectus relating to the proposed reorganization contains important information and shareholders are urged to read it. Free copies of the Joint Proxy Statement/Prospectus are available by calling BlackRock at (800) 882-0052 or on the SEC's web site at www.sec.gov.

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